Exhibit 99.1

IAMGOLD appoints Sybil Veenman to its Board of Directors

TORONTO, Dec. 10, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today appointed to its Board of Directors, Sybil Veenman, a senior executive with over 20 years of mining industry experience.  Most recently, as Senior Vice-President and General Counsel at Barrick Gold Corporation, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business.

Don Charter, Chairman of  IAMGOLD commented, "Sybil Veenman's breadth of knowledge and experience in the global gold mining industry makes her a strong addition to the Board as IAMGOLD addresses the current challenges of the gold market and positions itself for the opportunities ahead.  On behalf of the Board, I welcome her to the IAMGOLD team."

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
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Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 18:06e 10-DEC-15